UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q21

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2021.

●	The net profit for 3Q21 was COP 943 billion. This value represents an increase of 18.5% compared to 2Q21.

●	Gross loans amount to COP 210 trillion, which represents a 3.3% growth when compared to 2Q21.

●	Provision charges for the quarter were COP 514 trillion and the coverage ratio for 90-day past due loans was 218.5%. Provision charges decreased by 17.8% when compared to 2Q21 and by 69.4% when compared to 3Q20. This reduction is largely due to a better economic outlook in 2021, and to the fine-tuning in the provisioning models for the portfolio under credit reliefs.

●	The annualized net interest margin in the quarter remains stable at 5.0%. The quarterly compression in the loans´ interest margin of 10 basis points is an effect of the repricing on assets derived from the reference rate reductions completed by the Central Bank in Colombia during 2020.

●	The efficiency ratio was 51.4% for the last 12 months. Year to date operating expenses increased by 9.0% when compared to the same period of 2020. Operating expenses for the quarter increased 14.2% when compared to 2Q21 and 22.9% compared to 3Q20.

●	Shareholders' Equity amount to COP 30 trillion as of September 30, 2021, which represents an increase of 8.1% compared to 3Q20. This growth has mainly resulted from the profits generated during the last 12 months.

●	Bancolombia continues revealing a robust growth on its mobile platform users. As of September 30, 2021, the bank has 14.3 million digital accounts, 5.7 million users in Bancolombia a la Mano and 8.6 million in NEQUI.

November 2, 2021. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 20211.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended September 30, 2021 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, October 1, 2021 $3,812.50 = US$ 1

3Q21

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q 20	2Q 21	3Q 21	3Q21/2Q21	3Q21/3Q20
ASSETS
Net Loans	183,669,248	186,686,086	193,627,273	3.72%	5.42%
Investments	27,732,492	28,812,050	26,847,176	(6.82)%	(3.19)%
Other assets	54,212,465	49,985,866	49,276,772	(1.42)%	(9.10)%
Total assets	265,614,205	265,484,002	269,751,221	1.61%	1.56%
				0.00	0.00
LIABILITIES AND SHAREHOLDERS’ EQUITY				0.00	0.00
Deposits	183,648,637	189,742,391	189,645,429	(0.05)%	3.27%
Other liabilities	52,525,727	45,146,599	48,236,442	6.84%	(8.17)%
Total liabilities	236,174,364	234,888,990	237,881,871	1.27%	0.72%
Non-controlling interest	1,442,574	1,590,132	1,608,211	1.14%	11.48%
Shareholders’ equity	27,997,267	29,004,880	30,261,139	4.33%	8.09%
Total liabilities and shareholders’ equity	265,614,205	265,484,002	269,751,221	1.61%	1.56%
				0.00	0.00
Interest income	4,213,194	3,911,503	3,968,117	1.45%	(5.82)%
Interest expense	(1,444,008)	(1,065,935)	(1,062,599)	(0.31)%	(26.41)%
Net interest income	2,769,186	2,845,568	2,905,518	2.11%	4.92%
Net provisions	(1,683,408)	(626,055)	(514,355)	(17.84)%	(69.45)%
Fees and income from service, net	764,355	806,703	880,241	9.12%	15.16%
Other operating income	287,439	526,421	554,288	5.29%	92.84%
Total Dividends received and equity method	65,776	54,711	98,063	79.24%	49.09%
Total operating expense	(1,933,262)	(2,080,601)	(2,376,817)	14.24%	22.94%
Profit before tax	270,086	1,526,747	1,546,938	1.32%	472.76%
Income tax	10,882	(339,389)	(581,243)	71.26%	(5441.33)%
Net income before non-controlling interest	280,968	1,187,358	965,695	(18.67)%	243.70%
Non-controlling interest	(1,329)	(30,443)	(23,075)	(24.20)%	1636.27%
Net income	279,639	1,156,915	942,620	(18.52)%	237.08%

3Q21

	Quarter			As of
PRINCIPAL RATIOS	3Q 20	2Q 21	3Q 21	3Q 20	3Q 21
PROFITABILITY
Net interest margin (1) from continuing operations	4.92%	4.99%	4.97%	5.22%	5.02%
Return on average total assets (2) from continuing operations	0.42%	1.76%	1.41%	0.28%	1.34%
Return on average shareholders´ equity (3)	4.14%	16.33%	12.68%	2.67%	12.39%
EFFICIENCY
Operating expenses to net operating income	49.74%	49.15%	53.55%	49.48%	50.72%
Operating expenses to average total assets	2.92%	3.17%	3.54%	3.04%	3.28%
Operating expenses to productive assets	3.44%	3.65%	4.06%	3.60%	3.77%
CAPITAL ADEQUACY
Shareholders’ equity to total assets	10.54%	10.93%	11.22%	10.54%	11.22%
Technical capital to risk weighted assets	14.76%	15.04%	15.31%	14.76%	15.31%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.30	1.28	1.03	0.58	2.88
Net income per share $COP from continuing operations	290.74	1,202.83	980.03	563.75	2,746.91
P/BV ADS (4)	0.85	0.89	1.05	0.85	1.05
P/BV Local (5) (6)	0.83	0.88	1.05	0.83	1.05
P/E (7) from continuing operations	21.04	5.54	8.41	32.56	9.00
ADR price	25.55	28.80	34.62	25.55	34.62
Common share price (8)	24,280	26,400	32,960	24,280	32,960
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,865.47	3,748.50	3,812.77	3,865.47	3,812.77

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

3Q21

1.BALANCE SHEET

1.1.Assets

As of September 30, 2021, Bancolombia's assets totaled COP 269.751 billion, which represents a growth of 1.6% compared to 2Q21 and 3Q20.

During the quarter, the peso depreciated 1.7% versus the US dollar and in the last 12 months it appreciated 1.4%. The average exchange rate was 2.1% higher in 3Q21 versus 2Q21.

The increase in total assets during the first quarter is largely explained by the growth in the loan book.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 3,812.77 COP)	3Q21	3Q21/2Q21	3Q21	3Q21/2Q21	3Q21	3Q21/2Q21	3Q21	3Q21/2Q21
Commercial loans	89,895,965	1.86%	44,482,244	4.84%	11,666,648	3.07%	134,378,209	2.83%
Consumer loans	31,735,052	5.40%	13,844,725	3.41%	3,631,146	1.66%	45,579,777	4.79%
Mortgage loans	15,863,961	3.97%	13,270,716	2.93%	3,480,597	1.19%	29,134,678	3.49%
Small business loans	665,510	(1.55)%	579,745	7.52%	152,053	5.71%	1,245,255	2.48%
Interests paid in advance	(12,456)	12.09%	(847)	(12.93)%	(222)	(14.40)%	(13,304)	10.08%
Gross loans	138,148,033	2.87%	72,176,583	4.23%	18,930,222	2.47%	210,324,615	3.34%

In 3Q21, gross loans grew 3.3% compared to 2Q21 and 5.8% compared to 3Q20. During the last 12 months peso-denominated loans grew 7.5% and the dollar-denominated loans (expressed in USD) grew 4.2%.

At the end of 3Q21, Banco Agricola operations in El Salvador, Banistmo in Panama and BAM in Guatemala represented 28% of total gross loans.

Gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 34.3% of the portfolio, and grew 4.2% in the quarter (when expressed in COP).

Total reserves (provisions in the balance sheet) for loan losses decreased 0.9% during the quarter and totaled COP 16,697 billion equivalent to 7.9% of the gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total
(COP million)	3Q 20	2Q 21	3Q 21	3Q21/2Q21	3Q21/3Q20	loans
Commercial	128,917,692	130,683,524	134,378,209	2.83%	4.24%	63.9%
Consumer	41,566,548	43,497,602	45,579,777	4.79%	9.65%	21.7%
Mortgage	26,983,752	28,151,106	29,134,678	3.49%	7.97%	13.9%
Microcredit	1,328,348	1,215,173	1,245,255	2.48%	(6.26)%	0.6%
Interests received in advance	(13,347)	(12,086)	(13,304)	10.08%	(0.33)%	0.0%
Total loan portfolio	198,782,992	203,535,319	210,324,615	3.34%	5.81%	100.0%
Allowance for loan losses	(15,113,745)	(16,849,233)	(16,697,342)	(0.90)%	10.48%	—
Total loans, net	183,669,247	186,686,086	193,627,273	3.72%	5.42%	—

3Q21

1.3.Investment Portfolio

As of September 30, 2021, Bancolombia's net investment portfolio totaled COP 26,847 billion, decreasing 6.8% from the end of 2Q21 and 3.2% from the end of 3Q20.

At the end of 3Q21, the debt securities portfolio had a duration of 22.6 months and a weighted average yield to maturity of 5.4%.

1.4.Goodwill and intangibles

At the end of 3Q21, Bancolombia's goodwill and intangibles totaled COP 8,258 billion, increasing 1.4% compared to 2Q21. This quarterly variation is mainly explained by the depreciation of the COP against the USD.

1.5.Funding

As of September 30, 2021, Bancolombia's liabilities totaled COP 237,882 billion, growing 1.3% from the end of 2Q21, and 0.7% compared to 3Q20.

Customer deposits totaled COP 189,645 billion (79.7% of liabilities) at the end of 3Q21, decreasing 0.1% compared to 2Q21 and increasing 3.3% over the last 12 months. The net loans to deposits ratio was 102.1% at the end of 3Q21 increasing compared to 98.4% in 2Q21.

For the last two years, Bancolombia's funding cost has shown a sustained decrease on a quarterly basis, mainly as a result of the greater share on savings and checking accounts from retail customers, while maintaining at the same time a solid liquidity position.

Funding mix
COP Million	3Q20		2Q21		3Q21
Checking accounts	31,271,133	14%	35,593,777	16%	36,114,377	16%
Saving accounts	79,265,987	36%	93,813,194	42%	94,792,902	42%
Time deposits	71,386,752	32%	58,297,621	26%	56,799,008	25%
Other deposits	3,436,279	2%	6,554,355	3%	8,422,856	4%
Long term debt	21,165,855	10%	19,922,967	9%	20,249,849	9%
Loans with banks	15,740,786	7%	8,364,739	4%	8,894,455	4%
Total Funds	222,266,792	100%	222,546,653	100%	225,273,447	100%

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q21 was COP 30,261 billion, increasing by 4.3% compared to 2Q21 and by 8.1% when compared to 3Q20.

Bancolombia's consolidated solvency ratio under Basel III was 15.31% in 3Q21, while the basic capital ratio (Tier 1) was 11.76%. This leverage level is adequate considering the balance sheet risks and asset growth expectations.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.3% at the end of 3Q21.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q20%		2Q21%		3Q21%
Basic capital (Tier I)	24,618,529	11.37%	22,638,870	11.49%	23,814,144	11.76%
Additional capital (Tier II)	7,337,256	3.39%	7,020,090	3.56%	7,204,502	3.56%
Technical capital (1)	31,955,785		29,644,922		31,004,560
Risk weighted assets including market and operational risk (2)	216,452,732		197,104,371		202,466,236
CAPITAL ADEQUACY (3)		14.76%		15.04%		15.31%

3Q21

(1)	Technical capital is the sum of basic and additional capital, minus deductions ($ 14,039MM for 2Q21 and $ 14,086MM for 3Q21).
(2)	Operational risk only applies to 2Q21 and 3Q21 after the adoption of Basel III regulation.
(3)	Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income totaled COP 943 billion in 3Q21, or COP 980.03 per share (USD $ 1.03 per ADR). This profit represents a reduction of 18.5% compared to 2Q21 and a growth of 237.1% when compared to 3Q20. Bancolombia's annualized return on equity (“ROE”) was 12.7% for 3Q21 and 8.4% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 2,906 billion in 3Q21, 2.1% greater than the value reported in 2Q21, and 4.9% above 3Q20. During 3Q21, the investment, interest rate derivatives and repos portfolio generated COP 148 billion, 8.4% lower when compared to 2Q21..

Net Interest Margin

The annualized net interest margin remained stable at 5.0% during 3Q21. The annualized net interest margin for investments in 3Q21 was 0.6%. During the third quarter this value did not present significant variations compared to the previous period, and is mainly explained by the management operations of the bank´s liquidity and the fixed income portfolio, whose position at the short end of the yield curve was favored by the stability in the margin intermediation between its profitability and the costs linked to its funding.

The annualized net interest margin of the loan portfolio was 5.6%, meaning a decline of 10 basis points compared to 2Q21. This variation is explained by the repricing of assets late effect, following the reference rate reduction completed during 2020 by the Colombian Central Bank. The resulting lower interest expenses have avoided a further compression on the margin.

Annualized Interest
Margin	3Q20	2Q21	3Q21
Loans’ Interest margin	5.5%	5.7%	5.6%
Debt investments’ margin	1.7%	0.5%	0.6%
Net interest margin	4.9%	5.0%	5.0%

The total cost of funding extended its downward trend during 3Q21. Savings accounts and checking accounts continued to increase their share over the last 12 months. Savings accounts represented 36% in 3Q20, increasing to 42% of total funding by 3Q21. On the other hand, checking accounts represented 14% in 3Q20, rising to 16% of total funding in 3Q21. The annualized average weighted cost of deposits was 1.41% in 3Q21, falling 4 basis points compared to 2Q21 and 75 basis points compared to 3Q20.

Average weighted
funding cost	3Q 20	2Q 21	3Q 21
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.07%	0.69%	0.69%
Time deposits	4.29%	3.49%	3.47%
Total deposits	2.16%	1.45%	1.41%
Long term debt	5.04%	5.19%	5.32%
Loans with banks	2.40%	2.08%	1.86%
Total funding cost	2.47%	1.85%	1.81%

2.2.Fees and Income from Services

During 3Q21, net fees and income from services totaled COP 880 billion, growing 9.1% compared to 2Q21, and 15.2% compared to 3Q20.

3Q21

The yearly expansion on this line is mainly attributed to the better performance of fees from credit, debit cards and commercial establishments, as a result of the greater volume of transactions, as well as the commissions generated by banking services and by payments and collections.

Fees from credit, debit cards and commercial establishments went up by 10.9% compared to 2Q21 and by 25.9% compared to 3Q20. Similarly, fees from banking services were up 11.9% and 20.0% compared to 2Q21 and 3Q20 respectively. Lastly fees from payments and collections grew 8.5% compared to 2Q21 and 28.2% with respect to 3Q20.

2.3.Other Operating Income

Total other operating income was COP 554 billion in 3Q21, up by 5.3% compared to 2Q21 and by 92.8% compared to 3Q20. The annual growth is largely explained by the operating leases division and by profits on the sale of assets. Revenues in the operating leases line totaled COP 240 billion in 3Q21, showing an increase of 13.1% compared to 2Q21 and 44.2% compared to 3Q20. The annual growth is largely due to higher volumes of operations and delivered assets under leasing.

2.4.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9,072 billion at the end of 3Q21 and represents 4.4% of total gross loans, decreasing when compared to 2Q21, when past due loans represented 4.6% of total gross loans. During the quarter, charge-offs totaled COP 854 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 167.2% at the end of 3Q21, decreasing compared to 169.1% at the end of 2Q21. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 892 billion.

Provision charges (net of recoveries) totaled COP 514 billion in 3Q21. The provision expense for the quarter is mostly related to the operation in Colombia. The gradual decrease is associated with the macroeconomic impact and adjustments in the provisioning models relating to clients subject to credit reliefs, which jointly have caused a balance reduction from previous periods. Among the main factors affecting the charges amount for the quarter, it is worth mentioning the provisions regarding the NPV methodology for specific clients from the corporate segment.

Provisions as a percentage of the average gross loans were 1.0% annualized for 3Q21 and 2.2% for the last 12 months. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 15,168 billion, or 7.4% of total loans at the end of 3Q21, decreasing when compared to 2Q21.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	3Q 20	2Q 21	3Q 21
Total 30‑day past due loans	8,942,804	9,033,714	9,072,180
Allowance for loan losses (1)	13,679,629	15,274,541	15,167,612
Past due loans to total loans	4.67%	4.58%	4.44%
Allowances to past due loans	152.97%	169.08%	167.19%
Allowance for loan losses as a percentage of total loans	7.15%	7.74%	7.43%

(1)	Allowances are reserves for the principal of loans.

3Q21

	% Of loan	30 days
PDL Per Category	Portfolio	3Q20	2Q21	3Q21
Commercial loans	63.9%	4.29%	3.89%	3.91%
Consumer loans	21.7%	5.14%	6.24%	5.65%
Mortgage loans	13.9%	5.35%	4.78%	4.70%
Microcredit	0.6%	13.39%	12.87%	11.36%
PDL TOTAL		4.67%	4.58%	4.44%

	% Of loan	90 days
PDL Per Category	Portfolio	3Q20	2Q21	3Q21
Commercial loans	63.9%	3.51%	3.49%	3.43%
Consumer loans	21.7%	1.29%	3.24%	3.47%
Mortgage loans*	13.9%	3.52%	3.00%	2.93%
Microcredit	0.6%	8.37%	9.45%	8.77%
PDL TOTAL		3.08%	3.40%	3.40%

*	Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	2Q21			3Q21			3Q21/2Q21
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	166,401,844	2,524,994	1.5%	175,581,210	2,468,194	1.4%	5.5%	(2.2)%
Stage 2	21,197,366	4,203,216	19.8%	18,335,633	3,868,418	21.1%	(13.5)%	(8.0)%
Stage 3	15,936,109	10,121,023	63.5%	16,407,772	10,360,730	63.1%	3.0%	2.4%
Total	203,535,319	16,849,233	8.3%	210,324,615	16,697,342	7.9%	3.3%	(0.9)%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.Operating Expenses

During 3Q21, operating expenses totaled COP 2,377 billion, increasing by 14.2% compared to 2Q21 and by 22.9% compared to 3Q20.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 980 billion in 3Q21, which represents an increase of 16.1% from 2Q21 and 27.5% from 3Q20. The quarterly and annual increase in labor expenses is mostly due to the higher provision regarding variable compensation in line with the progressively better results obtained in 2021.

During 3Q21, administrative expenses totaled COP 907 billion, going up by 11.2% relative to 2Q21 and by 25.7% relative to 3Q20. Depreciation and amortization expenses totaled COP 250 billion in 3Q21, up by 21.9% over the past quarter and up by 18.2% over the same period of last year.

As of September 31, 2021, Bancolombia had 31.076 employees, owned 919 branches, 6,036 ATMs, 23,117 banking agents and served more than 20 million customers.

2.6.Taxes

On September 14, 2021, the new tax reform, called the “Ley de Inversión Social”, was sanctioned by the President of Colombia, Iván Duque Márquez. Among the tax modifications implemented, it is worth noting the increase in the corporate income tax rate from 30% to 35% starting from 2022 in the country, and the extension for 3 more years, between 2023 to 2025, of the of 3 percentage points tax surcharge to financial institutions.

3Q21

As regards Bancolombia S.A., the enactment of the law had an impact relating the recalculation of the deferred tax, which generated an additional provision of 147 billion pesos as of September 2021. Among the tax effects caused by the tax reform, the most noteworthy impacts referred to some concepts such as: goodwill, loan portfolio, bonds and others.

Third quarter income tax on a consolidated basis was COP 581 billion. The increase in the quarter and in cumulative figures is related to the profit growth in the group and to the higher tax expenses generated in the Colombian operation due to the tax reform.

On the other hand, the yields on securities issued by the Governments in Guatemala, El Salvador and Panama, as well as the fiscal benefits in Colombia (tax-exempt income from social housing loan portfolio and investments in real productive fixed assets) reported a lower expense in the quarter.

3.BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q20	2Q21	3Q21	3Q21/2Q21	3Q21/3Q20
ASSETS
Gross loans	136,129,859	140,953,012	145,833,265	3.46%	7.13%
Allowances for loans	(11,613,267)	(12,900,665)	(12,742,942)	(1.22)%	9.73%
Investments	24,757,410	24,842,217	24,595,724	(0.99)%	(0.65)%
Other assets	24,553,210	22,857,679	22,031,217	(3.62)%	(10.27)%
Total assets	173,827,211	175,752,243	179,717,263	2.26%	3.39%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	115,008,443	121,374,290	121,320,181	(0.04)%	5.49%
Other liabilities	43,299,017	38,024,036	41,567,328	9.32%	(4.00)%
Total liabilities	158,307,460	159,398,326	162,887,510	2.19%	2.89%
Shareholders’ equity	15,519,752	16,353,916	16,829,753	2.91%	8.44%
Total liabilities and shareholders’ equity	173,827,211	175,752,243	179,717,263	2.26%	3.39%

Interest income	3,022,266	2,809,893	2,848,121	1.36%	(5.76)%
Interest expense	(999,995)	(691,904)	(699,400)	1.08%	(30.06)%
Net interest income	2,022,270	2,117,989	2,148,720	1.45%	6.25%
Net provisions	(1,298,754)	(535,199)	(525,261)	(1.86)%	(59.56)%
Fees and income from service, net	496,811	527,408	592,288	12.30%	19.22%
Other operating income	117,868	282,584	299,924	6.14%	154.46%
Total operating expense	(1,317,449)	(1,401,376)	(1,592,899)	13.67%	20.91%
Profit before tax	20,746	991,406	922,771	(6.92)%	4347.84%
Income tax	91,489	(241,160)	(454,905)	88.63%	(597.22)%
Net income	112,236	750,247	467,866	(37.64)%	316.86%

3Q21

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q20	2Q21	3Q21	3Q21/2Q21	3Q21/3Q20
ASSETS
Gross loans	29,637,462	28,921,647	30,083,684	4.02%	1.51%
Allowances for loans	(1,541,143)	(2,085,148)	(2,169,067)	4.02%	40.74%
Investments	4,955,981	5,356,447	5,287,982	(1.28)%	6.70%
Other assets	6,532,247	6,449,748	5,304,053	(17.76)%	(18.80)%
Total assets	39,584,548	38,642,694	38,506,651	(0.35)%	(2.72)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	26,180,684	26,886,609	27,022,820	0.51%	3.22%
Other liabilities	9,190,631	7,740,319	7,279,844	(5.95)%	(20.79)%
Total liabilities	35,371,315	34,626,928	34,302,664	(0.94)%	(3.02)%
Shareholders’ equity	4,213,233	4,015,766	4,203,987	4.69%	(0.22)%
Total liabilities and shareholders’ equity	39,584,548	38,642,694	38,506,651	(0.35)%	(2.72)%

Interest income	512,812	477,817	505,839	5.86%	(1.36)%
Interest expense	(220,461)	(201,625)	(202,850)	0.61%	(7.99)%
Net interest income	292,351	276,192	302,989	9.70%	3.64%
Net provisions	(133,684)	(115,699)	(20,761)	(82.06)%	(84.47)%
Fees and income from service, net	48,260	44,599	55,229	23.83%	14.44%
Other operating income	9,952	3,420	5,196	51.94%	(47.79)%
Total operating expense	(167,606)	(179,942)	(189,379)	5.24%	12.99%
Profit before tax	49,273	28,570	153,274	436.49%	211.07%
Income tax	(1,377)	11,640	(29,906)	(356.93)%	2071.19%
Net income	47,895	40,210	123,368	206.81%	157.58%

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q20	2Q21	3Q21	3Q21/2Q21	3Q21/3Q20
ASSETS
Gross loans	13,478,425	13,152,691	13,697,195	4.14%	1.62%
Allowances for loans	(670,817)	(837,867)	(779,557)	(6.96)%	16.21%
Investments	2,672,690	3,765,346	2,229,670	(40.78)%	(16.58)%
Other assets	4,314,393	3,847,675	4,448,034	15.60%	3.10%
Total assets	19,794,691	19,927,845	19,595,342	(1.67)%	(1.01)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	15,098,017	15,406,641	14,926,266	(3.12)%	(1.14)%
Other liabilities	2,687,558	2,307,968	2,308,249	0.01%	(14.11)%
Total liabilities	17,785,575	17,714,609	17,234,514	(2.71)%	(3.10)%
Non-controlling interest	—	22,005	23,020
Shareholders’ equity	2,009,116	2,191,230	2,337,807	6.69%	16.36%
Total liabilities and shareholders’ equity	19,794,691	19,927,845	19,595,342	(1.67)%	(1.01)%

Interest income	311,596	291,696	295,825	1.42%	(5.06)%
Interest expense	(68,522)	(61,768)	(59,245)	(4.08)%	(13.54)%
Net interest income	243,075	229,928	236,580	2.89%	(2.67)%
Net provisions	(55,061)	7,967	16,808	110.97%	(130.53)%
Fees and income from service, net	55,500	63,205	65,641	3.85%	18.27%
Other operating income	1,536	2,011	4,331	115.35%	181.97%
Total operating expense	(120,623)	(142,540)	(173,310)	21.59%	43.68%
Profit before tax	124,427	160,571	150,050	(6.55)%	20.59%
Income tax	(40,374)	(43,889)	(39,306)	(10.44)%	(2.64)%
Net income before non-controlling interest	84,053	116,682	110,743	(5.09)%	31.75%
Non-controlling interest	—	(4,085)	(2,032)	—%	—%
Net income	84,053	112,596	108,712	(3.45)%	29.34%

3Q21

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q20	2Q21	3Q21	3Q21/2Q21	3Q21/3Q20
ASSETS
Gross loans	13,566,972	13,864,056	14,342,167	3.45%	5.71%
Allowances for loans	(1,098,816)	(813,453)	(789,614)	(2.93)%	(28.14)%
Investments	1,715,301	1,687,906	1,558,749	(7.65)%	(9.13)%
Other assets	3,994,236	3,164,128	3,295,155	4.14%	(17.50)%
Total assets	18,177,693	17,902,637	18,406,457	2.81%	1.26%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	13,780,112	13,689,633	14,126,848	3.19%	2.52%
Other liabilities	3,099,686	2,641,724	2,589,817	(1.96)%	(16.45)%
Total liabilities	16,879,798	16,331,357	16,716,665	2.36%	(0.97)%
Non-controlling interest	20,714	20,224	20,715	2.43%	0.00%
Shareholders’ equity	1,277,181	1,551,056	1,669,077	7.61%	30.68%
Total liabilities and shareholders’ equity	18,177,693	17,902,637	18,406,457	2.81%	1.26%

Interest income	295,092	294,638	291,874	(0.94)%	(1.09)%
Interest expense	(120,741)	(104,784)	(107,641)	2.73%	(10.85)%
Net interest income	174,351	189,854	184,232	(2.96)%	5.67%
Net provisions	(177,082)	7,532	20,071	166.47%	(111.33)%
Fees and income from service, net	36,742	25,721	26,306	2.27%	(28.40)%
Other operating income	15,473	15,821	21,077	33.22%	36.22%
Total operating expense	(127,880)	(129,676)	(148,523)	14.53%	16.14%
Profit before tax	(78,396)	109,252	103,163	(5.57)%	(231.59)%
Income tax	18,859	(15,279)	(27,116)	77.47%	(243.78)%
Net income before non-controlling interest	(59,537)	93,973	76,047	(19.08)%	(227.73)%
Non-controlling interest	(515)	(874)	(999)	14.25%	94.03%
Net income	(60,052)	93,099	75,048	(19.39)%	(224.97)%

4.BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 20 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(571) 4885371 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Carlos Raad (IR Director) /Luis German Pelaez / Santiago López / Lina Michelle Alvarado
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

3Q21

BALANCE SHEET				Growth			% of
(COP million)	sep‑20	jun‑21	sep‑21	sep-21 / jun-21	sep-21 / sep-20	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	17,943,053	18,409,879	17,416,403	(5.40)%	(2.94)%	6.46%
Interbank borrowings	5,602,153	1,576,073	1,887,345	19.75%	(66.31)%	0.70%
Reverse repurchase agreements and other similar secured lend	1,524,562	1,342,932	871,417	(35.11)%	(42.84)%	0.32%
Financial assets investment	27,732,492	28,812,050	26,847,176	(6.82)%	(3.19)%	9.95%
Derivative financial instruments	4,045,401	2,090,644	1,861,603	(10.96)%	(53.98)%	0.69%
Loans and advances to customers	198,782,993	203,535,319	210,324,615	3.34%	5.81%	77.97%
Allowance for loan and lease losses	(15,113,745)	(16,849,233)	(16,697,342)	(0.90)%	10.48%	(6.19)%
Investment in associates and joint ventures	2,462,312	2,591,643	2,650,724	2.28%	7.65%	0.98%
Goodwill and Intangible assets, net	8,427,705	8,143,475	8,258,042	1.41%	(2.01)%	3.06%
Premises and equipment, net	3,910,312	4,480,521	4,632,921	3.40%	18.48%	1.72%
Investment property	2,002,056	2,784,379	2,804,797	0.73%	40.10%	1.04%
Right of use assets	1,801,028	1,671,928	1,668,067	(0.23)%	(7.38)%	0.62%
Prepayments	418,292	422,159	423,509	0.32%	1.25%	0.16%
Tax receivables	1,218,128	1,811,969	2,079,244	14.75%	70.69%	0.77%
Deferred tax	634,351	746,770	745,647	(0.15)%	17.54%	0.28%
Assets held for sale and inventories	566,426	557,866	532,697	(4.51)%	(5.95)%	0.20%
Other assets	3,656,686	3,355,628	3,444,356	2.64%	(5.81)%	1.28%
Total assets	265,614,205	265,484,002	269,751,221	1.61%	1.56%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	183,648,637	189,742,391	189,645,429	(0.05)%	3.27%	70.30%	79.72%
Interbank Deposits	797,912	656,239	1,108,810	68.96%	38.96%	0.41%	0.47%
Derivative financial instrument	3,136,260	1,692,579	1,557,688	(7.97)%	(50.33)%	0.58%	0.65%
Borrowings from other financial institutions	14,942,874	7,708,500	7,785,645	1.00%	(47.90)%	2.89%	3.27%
Debt securities in issue	21,165,855	19,922,967	20,249,849	1.64%	(4.33)%	7.51%	8.51%
Lease liability	1,934,029	1,810,508	1,799,365	(0.62)%	(6.96)%	0.67%	0.76%
Preferred shares	569,477	555,152	569,477	2.58%	0.00%	0.21%	0.24%
Repurchase agreements and other similar secured borrowing	1,711,514	4,516,556	6,483,714	43.55%	278.83%	2.40%	2.73%
Current tax	634,577	646,003	1,001,089	54.97%	57.76%	0.37%	0.42%
Deferred tax	681,712	783,989	806,106	2.82%	18.25%	0.30%	0.34%
Employees benefit plans	797,804	785,745	795,374	1.23%	(0.30)%	0.29%	0.33%
Other liabilities	6,153,713	6,068,361	6,079,325	0.18%	(1.21)%	2.25%	2.56%
Total liabilities	236,174,364	234,888,990	237,881,871	1.27%	0.72%	88.19%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.18%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.80%
Appropriated reserves	13,827,922	14,636,806	14,652,496	0.11%	5.96%	5.43%
Retained earnings	4,359,564	4,895,330	5,838,143	19.26%	33.92%	2.16%
Accumulated other comprehensive income, net of tax	4,471,413	4,134,376	4,432,132	7.20%	(0.88)%	1.64%
Stockholders’ equity attributable to the owners of the parent company	27,997,267	29,004,880	30,261,139	4.33%	8.09%	11.22%
Non-controlling interest	1,442,574	1,590,132	1,608,211	1.14%	11.48%	0.60%
Total liabilities and equity	265,614,205	265,484,002	269,751,221	1.61%	1.56%	100.00%

3Q21

INCOME STATEMENT	As of		Growth				Growth
(COP million)	sep‑20	sep‑21	sep-21 / sep-20	3Q 20	2Q 21	3Q 21	3Q 21 / 2Q 21	3Q 21 / 3Q 20
Interest income and expenses
Interest on loans and financial leases
Commercial	5,351,852	4,379,646	(18.17)%	1,665,252	1,450,511	1,523,010	5.00%	(8.54)%
Consumer	4,192,217	3,905,147	(6.85)%	1,284,977	1,285,599	1,343,409	4.50%	4.55%
Small business loans	109,274	99,248	(9.18)%	34,843	33,997	33,632	(1.07)%	(3.48)%
Mortgage	1,460,771	1,719,309	17.70%	440,372	610,033	576,324	(5.53)%	30.87%
Leasing	1,423,994	1,105,232	(22.39)%	459,403	367,444	341,036	(7.19)%	(25.77)%
Interest income on loans and financial leases	12,538,108	11,208,582	(10.60)%	3,884,847	3,747,584	3,817,411	1.86%	(1.74)%
Interest income on overnight and market funds	28,809	7,055	(75.51)%	6,142	2,128	2,470	16.07%	(59.79)%
Interest and valuation on Investment
Debt investments, net	226,492	232,445	2.63%	110,210	85,163	70,102	(17.68)%	(36.39)%
Net gains from investment activities at fair value through income statement			0.00				0.00	0.00
Debt investments	685,463	308,232	(55.03)%	266,550	108,064	127,014	17.54%	(52.35)%
Derivatives	(286,652)	57,976	(120.23)%	(57,314)	(24,246)	(33,641)	38.75%	(41.30)%
Repos	9,144	(36,572)	(499.96)%	5,839	(19,612)	(22,300)	13.71%	(481.91)%
Others	5,119	20,804	306.41%	(3,080)	12,422	7,061	(43.16)%	(329.25)%
Total Net gains from investment activities at fair value through profit and loss	413,074	350,440	(15.16)%	211,995	76,628	78,134	1.97%	(63.14)%
Total Interest and valuation on investments	639,566	582,885	(8.86)%	322,205	161,791	148,236	(8.38)%	(53.99)%
Total interest and valuation	13,206,483	11,798,522	(10.66)%	4,213,194	3,911,503	3,968,117	1.45%	(5.82)%
Interest expense
Borrowing costs	(430,981)	(219,669)	(49.03)%	(135,804)	(69,782)	(69,792)	0.01%	(48.61)%
Overnight funds	(5,079)	(2,147)	(57.73)%	(541)	(197)	(1,490)	656.35%	175.42%
Debt securities in issue	(799,179)	(769,376)	(3.73)%	(263,741)	(257,823)	(267,035)	3.57%	1.25%
Deposits	(3,244,505)	(2,094,258)	(35.45)%	(996,983)	(690,493)	(678,644)	(1.72)%	(31.93)%
Preferred Shares Dividends	(42,975)	(42,975)	0.00%	(14,325)	(13,813)	(14,325)	3.71%	0.00%
Interest right of use assets	(89,630)	(81,985)	(8.53)%	(29,462)	(29,924)	(27,012)	(9.73)%	(8.32)%
Other interest (expense)	(11,138)	(11,669)	4.77%	(3,152)	(3,903)	(4,301)	10.20%	36.45%
Total interest expenses	(4,623,487)	(3,222,079)	(30.31)%	(1,444,008)	(1,065,935)	(1,062,599)	(0.31)%	(26.41)%

3Q21

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	8,582,996	8,576,443	(0.08)%	2,769,186	2,825,357	2,845,568	2.11%	4.92%
Credit impairment charges on loans and advance and financial leases	(5,639,409)	(2,869,226)	(49.12)%	(1,768,564)	(1,413,843)	(772,804)	(11.68)%	(61.40)%
Recovery of charged-off loans	252,219	387,255	53.54%	102,125	116,453	123,207	19.79%	44.52%
Credit impairment charges on off balance sheet credit instruments	(92,948)	38,562	(141.49)%	(14,974)	725	22,058	(28.47)%	(205.38)%
Credit impairment charges/recovery on investments	(20,032)	21,439	(207.02)%	(1,995)	15,105	1,484	226.82%	(343.11)%
Total credit impairment charges, net	(5,500,170)	(2,421,970)	(55.97)%	(1,683,408)	(1,281,560)	(626,055)	(17.84)%	(69.45)%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	3,082,826	6,154,473	99.64%	1,085,778	1,543,797	2,219,513	7.73%	120.23%
Fees and commission income
Banking services	422,235	497,119	17.74%	146,495	157,101	175,816	11.91%	20.02%
Credit and debit card fees and commercial establishments	1,315,595	1,586,678	20.61%	452,476	513,712	569,645	10.89%	25.90%
Brokerage	21,345	20,237	(5.19)%	6,917	6,171	6,541	6.00%	(5.44)%
Acceptances and Guarantees	46,591	51,949	11.50%	16,009	17,649	18,347	3.95%	14.60%
Trust and Securities	329,454	356,110	8.09%	120,016	114,141	111,632	(2.20)%	(6.99)%
Investment banking	33,483	67,733	102.29%	6,447	30,853	29,811	(3.38)%	362.40%
Bancassurance	540,738	462,282	(14.51)%	183,669	164,130	152,077	(7.34)%	(17.20)%
Payments and Collections	420,470	528,589	25.71%	146,540	173,144	187,930	8.54%	28.24%
Others	183,202	215,234	17.48%	61,489	68,965	78,967	14.50%	28.42%
Fees and commission income	3,313,113	3,785,931	14.27%	1,140,058	1,245,866	1,330,766	6.81%	16.73%
Fees and commission expenses	(1,070,112)	(1,300,294)	21.51%	(375,703)	(439,163)	(450,525)	2.59%	19.92%
Total fees and comissions, net	2,243,001	2,485,637	10.82%	764,355	806,703	880,241	9.12%	15.16%

3Q21

Other operating income
Derivatives FX contracts	1,278,931	275,119	(78.49)%	139,409	78,542	17,562	(77.64)%	(87.40)%
Net foreign exchange	(1,041,105)	(58,643)	(94.37)%	(88,748)	59,352	76,012	28.07%	(185.65)%
Hedging	(2,267)	(4,495)	98.28%	(1,294)	(1,445)	(1,595)	10.38%	23.26%
Operating leases	521,734	659,587	26.42%	166,664	212,554	240,293	13.05%	44.18%
Gains (or losses) on sale of assets	49,694	119,013	139.49%	16,558	21,857	70,973	224.72%	328.63%
Other reversals	3,213	2,344	(27.05)%	1,346	158	903	471.52%	(32.91)%
Others	247,461	431,391	74.33%	53,504	155,403	150,140	(3.39)%	180.61%
Total other operating income	1,057,661	1,424,316	34.67%	287,439	526,421	554,288	5.29%	92.84%
Dividends received, and share of profits of equity method investees
Dividends	7,676	57,219	645.43%	208	8,402	31,460	274.43%	15025.00%
Equity investments	(21,119)	7,254	(134.35)%	386	(3,268)	8,185	(350.46)%	2020.47%
Equity method	84,645	158,782	87.59%	65,163	41,414	58,418	41.06%	(10.35)%
Others	4,706	8,163	73.46%	19	8,163	—	(100.00)%	(100.00)%
Total dividends received, and share of profits of equity method investees	75,908	231,418	204.87%	65,776	54,711	98,063	79.24%	49.09%
Total operating income, net	6,459,396	10,295,844	59.39%	2,203,348	3,607,348	3,923,755	8.77%	78.08%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	sep‑20	sep‑21	sep-21 / sep-20	3Q 20	2Q 21	3Q 21	3Q 21 / 2Q 21	3Q 21 / 3Q 20
Operating expenses
Salaries and employee benefits	(2,226,096)	(2,248,937)	1.03%	(744,172)	(741,479)	(773,569)	4.33%	3.95%
Bonuses	(85,121)	(399,369)	369.18%	(24,326)	(102,461)	(206,458)	101.50%	748.71%
Other administrative and general expenses	(2,239,588)	(2,466,226)	10.12%	(721,106)	(815,074)	(906,660)	11.24%	25.73%
Taxes other than income tax	(603,572)	(523,367)	(13.29)%	(182,003)	(161,708)	(184,476)	14.08%	1.36%
Impairment, depreciation and amortization	(612,211)	(654,012)	6.83%	(211,753)	(205,392)	(250,279)	21.85%	18.19%
Other expenses	(151,351)	(158,401)	4.66%	(49,902)	(54,487)	(55,375)	1.63%	10.97%
Total operating expenses	(5,917,939)	(6,450,312)	9.00%	(1,933,262)	(2,080,601)	(2,376,817)	14.24%	22.94%
Profit before tax	541,457	3,845,532	610.22%	270,086	1,526,747	1,546,938	1.32%	472.76%
Income tax	22,935	(1,127,080)	(5014.24)%	10,882	(339,389)	(581,243)	71.26%	(5441.33)%
Profit for the year from continuing operations	564,392	2,718,452	381.66%	280,968	1,187,358	965,695	(18.67)%	243.70%
Non-controlling interest	(22,166)	(76,401)	244.68%	(1,329)	(30,443)	(23,075)	(24.20)%	1636.27%
Net income attributable to equity holders of the Parent Company	542,226	2,642,051	387.26%	279,639	1,156,915	942,620	(18.52)%	237.08%

3Q21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 2, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance